Renalytix plc

("Renalytix" or the "Company")

Notice of General Meeting and Posting of Circular

LONDON and SALT LAKE CITY, May 11, 2023 - Renalytix (NASDAQ: RNLX) (LSE: RENX) announces that a circular containing a notice convening a General Meeting to be held at the offices of Harwood Capital LLP, 6 Stratton Street Mayfair, London W1J 8LD at 3 p.m. (BST) on 8 June 2023, has today been posted to the Company’s shareholders.

An electronic copy of the circular will shortly be available on the Company’s website at www.renalytix.com in accordance with AIM Rule 20.

For further information, please contact:

Renalytix plc	www.renalytix.com
James McCullough, CEO	Via Walbrook PR

Stifel (Nominated Adviser, Joint Broker)	Tel: 020 7710 7600
Alex Price / Nicholas Moore / Nick Harland / Samira Essebiyea

Investec Bank plc (Joint Broker)	Tel: 020 7597 4000
Gary Clarence / Shalin Bhamra

Walbrook PR Limited	Tel: 020 7933 8780 or renalytix@walbrookpr.com
Paul McManus / Lianne Applegarth	Mob: 07980 541 893 / 07584 391 303

CapComm Partners
Peter DeNardo	Tel: 415-389-6400 or investors@renalytix.com

About Renalytix

Renalytix (NASDAQ: RNLX) (LSE: RENX) is an in-vitro diagnostics and laboratory services company that is the global founder and leader in the new field of bioprognosis™ for kidney health. The leadership team, with a combined 200+ years of healthcare and in-vitro diagnostic experience, has designed its KidneyIntelX laboratory developed test to enable risk assessment for rapid progressive decline in kidney function in adult patients with T2D and early CKD (stages 1-3). We believe that by understanding how disease will progress, patients and providers can take action early to improve outcomes and reduce overall health system costs. For more information, visit www.renalytix.com.